UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SeaWorld Entertainment, Inc.

File No. 333-185697 - CF#29284

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SeaWorld Entertainment, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 27, 2012, as amended.

Based on representations by SeaWorld Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.26	through December 31, 2021
Exhibit 10.28	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel